SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                  Entergy S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                  Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                   The William P. Rogers Building
South Church Street                          2001 K Street, NW
Georgetown, Grand Cayman                     Washington, DC  20006-1001
Cayman Islands, BWI                          Attention:  Ashley Meise
Attention:  Andrew Aldridge


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Entergy S.A., in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy S.A.
          Reconquista 379-Piso 2
          (C1107ANA) Ciudad Autonoma de Buenes Aires
          Buenos Aires, Argentina

     Entergy S.A. claims status as a FUCO by virtue of its ownership interest in Central Costanera, S.A. ("Costanera"), a FUCO under the Act. Costanera owns and operates an electric generating station (the "Facility") located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. Entergy S.A. owns a 6% interest in Costanera.

     SCP intends to own an interest in Entergy S.A. through its ownership of Latin America Holding I, Limited, a FUCO under the Act.

     No persons (other than SCP's proposed ownership interest) will own a 5% or more voting interest in Entergy S.A.

Item 2. Domestic Associate Public-Utility Companies of Entergy S.A. and their Relationship to Entergy S.A.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of Entergy S.A. within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.


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                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



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